Exhibit (a)(1)(G)
EMAIL TO EMPLOYEES REGARDING FINAL RESULTS OF TENDER OFFER
Date: August 11, 2009
Subject: Final Results of Stock Option Exchange Offer
     On July 13, 2009, Brigham Exploration Company (“Brigham”) initiated an exchange offer pursuant to which eligible employees of Brigham, Inc. were offered the opportunity to exchange some or all of their outstanding stock options to purchase shares of Brigham common stock in exchange for new options to acquire Brigham shares of common stock.
     The exchange offer expired at 11:59 p.m., Eastern Daylight Savings Time, on Monday, August 10, 2009. Pursuant to the exchange offer, eligible optionholders tendered, and Brigham accepted for cancellation, eligible options to purchase an aggregate of 1,536,975 Brigham shares from 39 participants, representing approximately 56.4% of the total Brigham shares underlying options eligible for exchange in the exchange offer. On Monday, August 10, 2009, after the cancellation of the options accepted by Brigham in the exchange offer, Brigham granted to eligible optionholders who participated in the exchange offer new options to purchase 1,536,975 shares at an exercise price of $5.955 per share, which was the mean of the high and low sales price per share of Brigham shares as reported by The Nasdaq Global Select Market on August 10, 2009.
     Brigham will provide employees who participated in the exchange offer with the stock option agreements with respect to their new options as soon as practicable.